SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 000-25306
|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form NSAR

For the period ended: December 31, 2002

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	EQUUS GAMING COMPANY L.P. 65th Infantry Avenue, Rd. 3, Km. 15.3 Canovanas, PR 00729

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is still in the process of confirming operating results from wagering operations in the Dominican Republic, Puerto Rico and Colombia. Until the reported numbers can be confirmed and the results for the year reviewed by the registrant's independent public accountants, registrant will not be in a position to file Form 10-K for the period ended December 31, 2002. Registrant expects to file within the next 60 days.
Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Thomas B. Wilson	787	641-6052

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Total Revenues for the fiscal year 2002 will be approximately $4 million greater than the results for the corresponding fiscal year period of 2001. This increase in revenue reflects the losses experienced in fiscal year 2001 as a result of sale of investments that did not occur in fiscal year 2002. Commissions on wagering in fiscal year 2002, the primary source of revenues, is expected to reflect a decline of approximately $400 thousand from fiscal year 2001 as a result of the continual degredation of the total wagering handle.

      Total Expenses for the fiscal year 2002 are expected to reflect a decrease of approximatley $6million as compared to the previous fiscal year of 2001. This reduction of expenses is reflective of management reduction in operating expenses, salaries and wages, general and administrative expenses, satellite costs and horseowners purses.

      The above increase in revenues and reduction in expenses is expected to reduce the Net Loss by approximately $10 million in fiscal year 2002 versus fiscal year 2001. The foregoing is subject to review, change and confirmation.SWIZ12B25_registrant=EQUUS GAMING COMPANY L.P.

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 2003	By:	/s/ Thomas B. Wilson Thomas B. Wilson President/Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).